UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of General Meeting

On January 13, 2026, Rezolve AI plc (the “Company”) held a general meeting of shareholders (the “Meeting”), which was held at 2:30 p.m. (UK time) at the Company’s offices at 21 Sackville Street, London W1S 3DN. At the Meeting, the Company’s shareholders constituting a quorum voted upon and approved all proposals that were described in the Company’s Notice of General Meeting of Shareholders related to the Meeting, which were attached as Exhibits 99.1 and 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 19, 2025. At the Meeting the shareholders voted upon and approved the following items:

Proposal 1 - Authority to allot shares:

Approved the board of directors of the Company be generally and unconditionally authorized for the purposes of section 551 of the Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £200,000 as described in the Notice of General Meeting. There were 68,715,865 votes cast for the proposal, 17,934,811 votes cast against the proposal, 890,719 abstentions and no broker non-votes or no-votes.

Proposal 2 - Disapplication of pre-emption rights

Approved the board of directors of the Company be generally empowered pursuant to section 570 of the Act and for the purposes of the articles of association of the Company in force at the time to allot equity securities pursuant to the authority granted in Resolution 1, as if any rights of pre-emption (however expressed) did not apply to such allotment(s) of equity securities (the expression "equity securities" and references to the allotment of "equity securities" bearing the same respective meanings in this resolution as in section 560 of the Act). There were 68,708,990 votes cast for the proposal, 17,798,860 votes cast against the proposal, 1,026,653 abstentions, no broker non-votes and 6,892 no-votes.

Investor Presentation

Attached hereto as Exhibit 99.1 is a copy of the Company's investor presentation. The Company expects to use the investor presentation, in whole or in part, and possibly with modifications, in connection with presentations to investors, analysts, and others. The Company will make available the investor presentation on its website.

The information under the captions “Results of General Meeting” included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, File No. 333-291842 and File No. 333-292302) and Form S-8 (File No. 333-284174 and File No. 333-292308) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Investor Presentation dated January 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 16, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman